A special meeting of the shareholders of the DSM Large Cap Growth Fund was held on March
28, 2014, to approve a change in the classification of the DSM Large Cap Growth Fund from a diversified fund to a non-diversified fund.  Shareholders of record at the close of business on
January 24, 2014, were entitled to vote. As of the record date, the Fund had 4,360,319 shares outstanding, of which 2,432,052 shares voted for the approval, 1,361 shares voted against the approval and the remaining shares did not vote or abstained.